UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

SEC FILE NUMBER 0-51319
CUSIP NUMBER None

(Check One):     [ ] Form 10-K     [  ] Form 20-F     [ ] Form 11-K     [ X ] Form 10-Q  [ ] Form N-SAR     [ ] Form N-CSR

For Period Ended:         July 31, 2005
[   ] Transition Report on Form 10-K                     [   ] Transition Report on Form 10-Q
[   ] Transition Report on Form 20-F                      [   ] Transition Report on Form N-SAR
[   ] Transition Report on Form 11-K
For the Transition Period Ended:

PART I — REGISTRANT INFORMATION

Full name of registrant      Raytec Corporation
Former name if applicable   _____________________________
Address of Principal Executive Office (Street and Number) 7015 SW McEwan Road
City, State and Zip Code Lake Oswego, OR  97035

PART II — RULE 12b-25 (b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

[ ]	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

        State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra sheets if needed.)

The Company is currently addressing the Staff’s comments related to the Company’s Form 10-SB Amendment 1 filed on July 25, 2005. We expect to have both the Amended Form 10-SB and the 10-QSB for the period ended July 31, 2005 filed with the revised disclosure by September 30, 2005.

PART IV — OTHER INFORMATION

    (1)        Name and telephone number of person to contact in regard to this notification

              Jerry Minni                                             (503)                         620-2073
                       (Name)                                          (Area Code)            (Telephone Number)

    (2)        Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [ X ] Yes [ ] No

    (3)        Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [   ] Yes [ X ] No

      If so:  attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Raytec Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: September 14, 2005	By: /s/ Jerry Minni
Jerry Minni Chief Executive Officer and Chairman